Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

	2002	2003	2004	2005	2006
			(in thousands)
Earnings
Income From Continuing Operations *	105,882	104,958	112,658	138,639	157,886
Fixed Charges	73,381	93,294	80,695	93,414	101,905
Distributed Income of Equity Investment	30,938	28,003	47,213	37,085	63,483
Capitalized Interest	(4,345)	(5,290)	(4,227)	(6,759)	(10,681)

Total Earnings	205,856	220,965	236,339	262,379	312,593

Fixed Charges
Interest Expense	66,192	84,250	72,053	81,861	86,171
Capitalized Interest	4,345	5,290	4,227	6,759	10,681
Rental Interest Factor	2,844	3,754	4,415	4,794	5,053

Total Fixed Charges	73,381	93,294	80,695	93,414	101,905

Ratio: Earnings / Fixed Charges	2.81	2.37	2.93	2.81	3.07

*	Excludes discontinued operations, gain on sale of assets and undistributed equity earnings.